SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 3)(1)

                               Excelon Corporation
                     (formerly known as Object Design, Inc.)
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    674416102
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |X|  Rule 13d-1(b)
            |_|  Rule 13d-1(c)
            |_|  Rule 13d-1(d)

--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No. 674416102                    13G                     Page 2 of 9 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Aeneas Venture Corporation
--------------------------------------------------------------------------------
                                                              (a)            |X|
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (b)            |_|
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF              0 shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY                   ----
       EACH         ------------------------------------------------------------
     REPORTING       7.   SOLE DISPOSITIVE POWER
      PERSON                0 shares
       WITH         ------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                ----
--------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0 shares
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                |_|
        CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    0.0%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 674416102                    13G                     Page 3 of 9 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harvard Private Capital Holdings, Inc.
--------------------------------------------------------------------------------
                                                              (a)            |X|
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (b)            |_|
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF              0 shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY                   ----
       EACH         ------------------------------------------------------------
     REPORTING       7.   SOLE DISPOSITIVE POWER
      PERSON                0 shares
       WITH         ------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                ----
--------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0 shares
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                |_|
        CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    0.0%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 674416102                    13G                     Page 4 of 9 Pages
--------------------                                          ------------------

--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Phemus Corporation
--------------------------------------------------------------------------------
                                                              (a)            |X|
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (b)            |_|
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER
     NUMBER OF              0 shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY                   ----
       EACH         ------------------------------------------------------------
     REPORTING       7.   SOLE DISPOSITIVE POWER
      PERSON                0 shares
       WITH         ------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                ----
--------------------------------------------------------------------------------
  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0 shares
--------------------------------------------------------------------------------
  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                |_|
        CERTAIN SHARES*
--------------------------------------------------------------------------------
  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    0.0%
--------------------------------------------------------------------------------
  12.   TYPE OF REPORTING PERSON*
                    CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1(a) Name of Issuer:
                 Excelon Corporation

     1(b) Address of Issuer's Principal Executive Offices:
                 25 Mall Road
                 Burlington, MA 01803

Item 2(a) Name of Person Filing:
           (i)   Aeneas Venture Corporation ("AVC")
           (ii)  Harvard Private Capital Holdings, Inc. ("HPCH")
           (iii) Phemus Corporation ("PC")

     2(b) Address of Principal Business Office or, if none, Residence:
           (i)   AVC:   c/o Charlesbank Capital Partners, LLC
                            600 Atlantic Avenue, 26th Floor
                            Boston, MA  02210

           (ii)  HPCH:  c/o Charlesbank Capital Partners, LLC
                            600 Atlantic Avenue, 26th Floor
                            Boston, MA  02210

           (iii) PC:    c/o Charlesbank Capital Partners, LLC
                            600 Atlantic Avenue, 26th Floor
                            Boston, MA  02210
     2(c) Citizenship:
           (i)   AVC:       Delaware
           (ii)  HPCH:      Massachusetts
           (iii) PC:        Massachusetts

     2(d) Title of Class of Securities:
                 Common Stock

     2(e) CUSIP Number:
                 674416102

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
          The entities filing are wholly-owned subsidiaries of the endowment fund of Harvard University and are a Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4    Ownership:

     4(a) Amount beneficially owned:
           (i)   AVC: 0 shares


                                Page 5 of 9 Pages

           (ii)  HPCH:  0 shares
           (iii) PC:    0 shares

     4(b) Percent of Class:
           (i)   AVC:   0.0%
           (ii)  HPCH:  0.0%
           (iii) PC:    0.0%

     4(c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:
                 (i) AVC: 0 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.
                 (ii) HPCH: 0 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.
                 (iii) PC: 0 shares, subject to the terms of the Existing Assets
                       Management Agreement described more fully in Item 6.

          (ii)  shared power to vote or to direct the vote:
                       ---------

          (iii) sole power to dispose or to direct the disposition of:

                 (i) AVC: 0 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.
                 (ii) HPCH: 0 shares, subject to the terms of the Existing Assets Management Agreement described more fully in Item 6.
                 (iii) PC: 0 shares, subject to the terms of the Existing Assets
                       Management Agreement described more fully in Item 6.

          (iv)  shared power to dispose or to direct the disposition of:
                       --------

Item 5    Ownership of Five Percent or Less of a Class:
                This statement is filed to report the fact that as of date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                Pursuant to the Existing Assets Management Agreement, dated July 1, 1998, between Charlesbank Capital Partners, LLC ("Charlesbank"), President and Fellows of Harvard College ("Harvard") and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates in connection with certain existing investments of Harvard and its affiliates, including the investment disclosed herein.


                                Page 6 of 9 Pages

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
               Not Applicable.

Item 8    Identification and Classification of Members of the Group:
               See Exhibit A.

Item 9    Notice of Dissolution of Group:
               Not Applicable.

Item 10   Certification:

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 7 of 9 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    AENEAS VENTURE CORPORATION


                                    By: /s/ Tami E. Nason
                                        -------------------------------
                                        Name:  Tami E. Nason
                                        Title: Authorized Signatory


                                    HARVARD PRIVATE CAPITAL HOLDINGS,
                                    INC.


                                    By: /s/ Tami E. Nason
                                        -------------------------------
                                        Name:  Tami E. Nason
                                        Title: Authorized Signatory


                                    PHEMUS CORPORATION


                                    By: /s/ Tami E. Nason
                                        -------------------------------
                                        Name:  Tami E. Nason
                                        Title: Authorized Signatory

February 7, 2000


                                Page 8 of 9 Pages

                                    Exhibit A

     Members of Group                              Item 3 Classification
     ----------------                              ---------------------

(1)  Aeneas Venture Corporation                              CO

(2)  Harvard Private Capital Holdings, Inc.                  CO

(3)  Phemus Corporation                                      CO


                               Page 9 of 9 Pages